Exhibit 99.1

CorpBanca Schedules First Quarter 2014 Financial Results,
Conference Call and Webcast

Santiago - Chile, May 27, 2014. CORPBANCA (NYSE:BCA; SSE: CORPBANCA) announced today that it will release its results for the first quarter ended March 31, 2014 after the market closes in New York on Tuesday, June 3, 2014.

On Wednesday, June 4, 2014, at 10:30 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Fernando Massú, CorpBanca’s Chief Executive Officer, Eugenio Gigogne, CorpBanca’s Chief Financial Officer, and Claudia Labbé, CorpBanca’s Manager of Investor Relations.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “CorpBanca” to the operator.

A telephonic replay of the conference call will be available until June 11, 2014 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 2339939#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at http://corpbanca.irwebpage.com/webcast_2014-1Q.html.

About CorpBanca

CORPBANCA (NYSE:BCA; SSE: CORPBANCA) is Chile’s oldest operating private bank founded in 1871. Based in Chile, CorpBanca also participates in Colombia and Panama. It also has a branch in New York and a representative office in Madrid. Its total consolidated assets are US$35 billion approximately and the equity totaled US$3.2 billion. Focused on large and medium companies and individuals, CorpBanca offers universal bank products. Its remarkable performance in the past 18 years has allowed consolidating CorpBanca as the fourth largest private bank in Chile. In 2012 CorpBanca started the process of regionalization with the acquisition of two banks in Colombia, becoming the first Chilean bank to have banking subsidiaries abroad.

As of March 31, 2014, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio (11.5% market share on a consolidated basis and 7.2% market share among private banks on an unconsolidated basis only taking into account its operations in Chile).

As of February 28, 2014, according to the Colombian Superintendency of Finance, CorpBanca Colombia and Helm Bank combined operations were the fifth largest bank in Colombia in terms of total assets and in terms of total loans and the fourth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect CorpBanca’s financial results is included from time to time in the “Risk Factors” section of CorpBanca’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CORPBANCA CONTACT

Investor Relations, CorpBanca
Santiago, Chile
Phone: +56 (2) 2660-2555
IR@corpbanca.cl